Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265  fax: (905) 569-9231                         Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE

          Vasogen Clinical Trial Results in Peripheral Arterial Disease to be Presented at European Society for Vascular Surgery Meeting

Toronto, Ontario (June 19, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that results from its clinical trial in peripheral arterial disease
(PAD) have been accepted for an oral presentation at the Annual Meeting of the European Society for Vascular Surgery, to be held in Lucerne, Switzerland, September 26-30, 2001. The presentation is based on previously reported results from a double-blind, placebo-controlled clinical trial in 81 patients with PAD, a condition affecting 20 million people in North America and Europe.

The trial, conducted at the University of Dundee, Scotland, under the direction of Dr. Jill J. F. Belch, Professor of Vascular Medicine, and at the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery, achieved its primary endpoint. Using an internationally recognized measure of therapeutic efficacy in PAD, the study showed that significantly more patients receiving Vasogen's immune modulation therapy had a greater than 50% increase in their pain-free walking distances compared to placebo. In addition to enabling patients to walk further before the onset of pain, Vasogen's therapy was shown to be long lasting, well tolerated, and free of significant adverse side effects.

Vasogen is currently finalizing regulatory submissions for a U.S. multi-center clinical trial of its immune modulation therapy in patients with peripheral arterial disease. This trial, designed to support regulatory approval, will be conducted under the direction of Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey, and is anticipated to enroll up to 500 patients at centers throughout the U.S.

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis. Obesity, smoking, lack of exercise, diabetes, and an aging population are all associated with increasing incidence of the disease. PAD may present as intermittent claudication, which is characterized by pain, cramps, or muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. Symptoms of PAD are also recognized as a sign of systemic atherosclerosis, as PAD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. As PAD progresses, it may lead to pain even at rest, and in more than 200,000 cases each year, there is a need to amputate the affected limb. Health expenditures resulting from PAD are now estimated to exceed $12 billion annually.

In addition to peripheral arterial disease, Vasogen's immune modulation therapy is in clinical development for a number of other indications characterized by immune system dysfunction and inflammation, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease.

 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.